SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 3, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 30, 2004 to February 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster
Title:	Company Secretary
Date:	February 3, 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2004 – 22AWC

Attached is a copy of a media release concerning Alcoa World Alumina and Chemicals (AWAC). Alcoa World Alumina LLC, an AWAC company, has entered into a joint venture agreement in which Newmont will explore for gold in Suriname.

AWAC is a global joint venture between Alumina Limited and Alcoa.

Stephen Foster
Company Secretary

10 August 2004	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alcoa and Newmont Sign Joint Venture to Explore Gold in Suriname; JV Calls For Newmont to Operate, Identify Feasibility by 2010

PITTSBURGH—(BUSINESS WIRE)—Aug. 9, 2004—(NYSE:AA)

Alcoa World Alumina LLC today announced the signing of a joint venture agreement in which Newmont will explore for gold. Newmont will determine the feasibility of commencing gold mining operations in Suriname if justified by the exploration results.

Alcoa’s subsidiary in Suriname, Suriname Aluminum Company LLC (Suralco), holds the Witlage and Merian exploration concessions there, which total 65,000 hectacres with the possibility of expansion to 100,000 hectacres. Suralco identified some gold anomalies at the concessions in the course of exploring for bauxite.

The joint venture agreement calls for Newmont to spend up to six years exploring for gold in the concessions. At the end of the exploration period, Newmont will complete a feasibility study that would describe the reserves of gold and the nature and extent of mine facilities needed to tap it.

“We think it is important that this be viewed in perspective,” said John Sibly, President Global Manufacturing, Alcoa World Alumina and Chemicals. “While we are pleased to have this opportunity to work with Newmont, the success and magnitude of gold exploration projects are difficult to predict. In addition, this is a very long term project with minimal financial impact in the near term.”

In exchange for their investment, exploratory work, and operational management of the process, Newmont would receive an equity interest in the potential gold mining operation. Newmont and Alcoa share a strong commitment to sustainable development.

Alcoa’s presence in Suriname extends back to 1916. The business originally focused on mining bauxite. In 1958, Suralco signed an agreement with the Suriname government to develop the country’s hydropower and bring the aluminum industry to the country. Today, Suralco produces approximately 5,350 metric tons of alumina each day at its Paranam location. Suralco and an affiliate of BHP Billiton own 55% and 45%, respectively, of the Paranam facility. Alcoa was advised by ANZ Investment Bank.

Newmont, based in Denver, is the world’s premier gold mining company and the largest gold producer with significant assets on five continents.

Suralco is part of Alcoa World Alumina and Chemicals, an enterprise owned 60% by Alcoa and 40% by Alumina Limited of Australia. Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap(R) foils and plastic wraps, Alcoa(R) wheels, and Baco(R) household wraps. Among its other businesses are vinyl siding, closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 120,000 employees in 42 countries and has been a member of the Dow Jones Industrial Average for 45 years and the Dow Jones Sustainability Indexes since 2001. More information can be found at www.alcoa.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

6 February 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Jane Morley

Date of change	9 August, 2004

No. of securities held prior to change	311,716 fully paid ordinary shares in Alumina Limited 270,000 options in Alumina Limited

Number acquired	On 9 August 2004, acquired 2,080 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.09 per share was paid.

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 270,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

16 August 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	27 August, 2004 – exercise of 25,000 options 30 August, 2004 – exercise of 20,000 options

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 270,000 options in Alumina Limited

Number acquired

On 27 August 2004 Mr Morley exercised 25,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

On 30 August 2004 Mr Morley exercised 20,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

Number disposed	45,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Mr Morley was allotted 45,000 shares at an exercise price of $4.52 per share following the exercise of employee share options.

Mr Morley sold:

5,000 shares at a price of $5.43

5,000 shares at a price of $5.48

10,000 shares at a price of $5.50

15,000 shares at a price of $5.37, and

10,000 shares at a price of $5.38

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 225,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley

Date of change	31 August 2004

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	250,000 Stock Appreciation Rights

Interest acquired	n/a

Interest disposed	25,000

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$11,750 in total

Interest after change	225,000 Stock Appreciation Rights

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

3 September 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	7 September 2004 – exercise of 10,000 options 8 September 2004 – exercise of 15,000 options

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 225,000 options in Alumina Limited

Number acquired

On 7 September 2004 Mr Morley exercised 10,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

On 8 September 2004 Mr Morley exercised 15,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

Number disposed	25,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.

Mr Morley was allotted 25,000 shares at an exercise price of $4.52 per share following the exercise of employee share options.

Mr Morley sold:

10,000 shares at a price of $5.30

15,000 shares at a price of $5.37

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 200,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: if consideration is non-cash, provide details and an estimated valuation.

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

13 September 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	14 September 2004

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 200,000 options in Alumina Limited

Number acquired	On 14 September 2004 Mr Morley exercised 20,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

Number disposed	20,000

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.	Mr Morley was allotted 20,000 shares at an exercise price of $4.52 per share following the exercise of employee share options. Mr Morley sold: 20,000 shares at a price of $5.31

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 180,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley.

Date of change	10 September 2004 and 16 September 2004.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	250,000 Stock Appreciation Rights.

Interest acquired	N/A

Interest disposed	35,000

Value/Consideration Note: if consideration is non-cash, provide details and an estimated valuation.	$11,200 in total.

Interest after change	190,000 Stock Appreciation Rights.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

17 September 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 September 2004 – exercise of 20,000 options 20 September 2004 – exercise of 20,000 options

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 180,000 options in Alumina Limited

Number acquired

On 17 September 2004 Mr Morley exercised 20,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

On 20 September 2004 Mr Morley exercised 20,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

Number disposed	40,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.

Mr Morley was allotted 40,000 shares at an exercise price of $4.52 per share following the exercise of employee share options.

Mr Morley sold:

20,000 shares at a price of $5.30

10,000 shares at a price of $5.38

10,000 shares at a price of $5.41

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 140,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley.

Date of change	24 September 2004.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	190,000 Stock Appreciation Rights.

Interest acquired	N/A

Interest disposed	30,000

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation.	$19,200 in total.

Interest after change	160,000 Stock Appreciation Rights.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

24 September 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	24 September 2004 – exercise of 5,000 options

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 140,000 options in Alumina Limited

Number acquired	On 24 September 2004 Mr Morley exercised 5,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

Number disposed	5,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.	Mr Morley was allotted 5,000 shares at an exercise price of $4.52 per share following the exercise of employee share options. Mr Morley sold: 5,000 shares at a price of $5.65

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 135,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley.

Date of change	27 September 2004.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	160,000 Stock Appreciation Rights.

Interest acquired	N/A

Interest disposed	20,000

Value/Consideration Note: if consideration is non-cash, provide details and an estimated valuation.	$11,600 in total.

Interest after change	140,000 Stock Appreciation Rights.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

1 October 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	1 October 2004 – exercise of 10,000 options

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 135,000 options in Alumina Limited

Number acquired	On 24 September 2004 Mr Morley exercised 10,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan.

Number disposed	10,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.	Mr Morley was allotted 10,000 shares at an exercise price of $4.52 per share following the exercise of employee share options. Mr Morley sold: 10,000 shares at a price of $5.68

No. of securities held after change	313,796 fully paid ordinary shares in Alumina Limited 125,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley.

Date of change	5 October 2004.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	140,000 Stock Appreciation Rights.

Interest acquired	N/A

Interest disposed	25,000

Value/Consideration Note: if consideration is non-cash, provide details and an estimated valuation.	$17,000 in total.

Interest after change	115,000 Stock Appreciation Rights.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

15 October 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change

No. of securities held prior to change

Number acquired

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.

No. of securities held after change

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley.

Date of change	19 October 2004

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	70,000 Stock Appreciation Rights.

Interest acquired	N/A

Interest disposed	10,000

Value/Consideration Note: if consideration is non-cash, provide details and an estimated valuation.	$3,700 in total

Interest after change	60,000 Stock Appreciation Rights.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Donald Marshall Morley

Date of last notice

26 October 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change

1) 26 October 2004 – exercise of 5,000 options

2) 27 October 2004 – exercise of 5,000 options

3) 28 October 2004 – exercise of 5,000 options

4) 29 October 2004 – exercise of 5,000 options

5) 29 October 2004 – exercise of 100,000 options

No. of securities held prior to change	313,796 fully paid ordinary shares in Alumina Limited 120,000 options in Alumina Limited

Number acquired

Mr Morley exercised the following Alumina Limited employee share options in accordance with the WMC Limited 2000 Employee Option Plan.

•      5,000 – 26 October 2004

•      5,000 – 27 October 2004

•      5,000 – 28 October 2004

•      5,000 – 29 October 2004

•      100,000 – 29 October 2004

Number disposed	20,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.

Mr Morley was allotted 20,000 shares at an exercise price of $4.04 per share following the exercise of employee share options.

Mr Morley sold:

1)      5,000 shares at a price of $5.17

2)      5,000 shares at a price of $5.29

3)      5,000 shares at a price of $5.34

4)      5,000 shares at a price of $5.47

No. of securities held after change	413,796 fully paid ordinary shares in Alumina Limited Nil Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 2000 Employee Share Option Plan. On market trade of ordinary shares.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest	Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley.

Date of change	29 October 2004.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	60,000 Stock Appreciation Rights.

Interest acquired	N/A

Interest disposed	60,000

Value/Consideration Note: if consideration is non-cash, provide details and an estimated valuation.	$25,800 in total.

Interest after change	Nil Stock Appreciation Rights.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2004 – 34AWC

Attached is a copy of a statement by Alcoa Inc. concerning Alcoa World Alumina and Chemicals (AWAC). AWAC and the Government of Jamaica have signed an agreement in principle to expand the Jamalco alumina refinery in Clarendon Jamaica by more than 1.5 million metric tons per year (mtpy). The expansion will more than double the refinery’s total capacity to at least 2.8 million mtpy. In addition, AWAC ownership in the refinery will move from 50 per cent to 70 per cent with the Government of Jamaica retaining ownership of the remaining 30 per cent.

AWAC is a global joint venture between Alumina Limited and Alcoa.

Stephen Foster
Company Secretary

23 December 2004	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alcoa, Government of Jamaica Agree to Expand Jamalco Alumina Refinery By More Than 1.5 Million Mtpy; AWAC Ownership Moves To 70 Percent

PITTSBURGH—(BUSINESS WIRE)—Dec. 22, 2004—Alcoa today announced that its Alcoa World Alumina and Chemicals (AWAC) affiliate and the Government of Jamaica have signed an agreement in principle to expand the Jamalco alumina refinery in Clarendon, Jamaica by more than 1.5 million metric tons per year (mtpy). The expansion will more than double the refinery’s total capacity to at least 2.8 million mtpy. In addition, AWAC ownership in the refinery will move from 50 percent to 70 percent. The government of Jamaica will continue to own the remaining 30 percent.

AWAC will pay approximately 85 percent of the total proposed $800 million for the expansion and movement to 70 percent ownership. The expansion initiative stems from a 2002 agreement with the Jamaican government to remove a nearly 30-year-old levy on bauxite in order to encourage investment. At the time of the initial expansion (completed in 2003), the removal of the levy along with the expansion lowered costs at Jamalco by approximately 30%. This new expansion will place Jamalco among the world’s lowest-cost refineries. AWAC is a global alliance between Alcoa and Alumina Ltd, with Alcoa holding 60 percent.

A final decision to move forward on the project is expected to be made in the first half of 2005. Upon approval, it is expected that the expansion project will be completed by the end of 2007.

The Jamalco expansion is one of several key alumina expansion projects being actively pursued by AWAC. The others include:

•	Guinea - where Alcoa World Alumina, Alcan and the Government of the Republic of Guinea have signed a protocol for developing jointly a 1.5 million metric ton per year (mtpy) alumina refinery in Guinea, West Africa. A detailed feasibility study for the refinery is expected to be completed by mid-2005, with construction to begin thereafter.

•	Suriname-Paranam — Suralco, owned by AWAC, is now expected to complete the previously announced 250,000 mtpy expansion to its Paranam alumina refinery in January 2005, 6 months ahead of schedule. Upon completion, the facility’s total capacity will be approximately 2.2 million mtpy.

Also, Suralco and BHP Billiton are engaged in bauxite exploration in western Suriname that could confirm significant additional reserves, leading to further expansion of alumina production capability in Suriname via brownfield or greenfield development.

Suralco and BHP Billiton own 55% and 45%, respectively, of the Paranam facility. BHP Billiton is the parent company of Suralco’s joint venture partner in Suriname.

•	Australia - Pinjarra — The 600,000 mtpy efficiency upgrade of the AWAC facility in Pinjarra Australia continues to be on-track for completion by the end of 2005. Upon completion of the upgrade, the facility’s capacity will expand from 3.4 million mtpy to 4 million mtpy, further enhancing one of the worlds most successful and cost-efficient alumina refineries.

•	Brazil-Sao Luis — Engineering efforts and work toward securing permits for the 2-million mtpy expansion of the Alumar alumina refinery in Sao Luis and the Juruti bauxite reserve in Brazil were recently expedited. Alcoa’s board is expected to review these projects and make a final decision late in 2005. Preliminary design studies have already been completed.

The Alumar refinery is jointly owned by BHP Billiton (36%), Alcan (10%), Alcoa Aluminio (35.1%) and Abalco S.A. (18.9%). Abalco is part of AWAC.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2004 – 35AWC

Attached is a statement confirming that Alumina Limited has acquired a 40% interest in the Alcoa subsidiaries holding the Juruti bauxite deposit in Brazil, by contributing US$40 million to AWAC.

AWAC is a global joint venture between Alumina Limited and Alcoa.

Stephen Foster
Company Secretary

31 December 2004	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Juruti Bauxite Development Rights Transferred to AWAC

Alcoa, Alumina Limited Clarify Mining, Refining in Brazil

Alumina Limited has acquired a 40% interest in the Alcoa subsidiaries holding the Juruti bauxite deposit in Brazil, by contributing US$40 million to AWAC.

Juruti includes leases acquired by Alcoa Inc as part of its Reynolds acquisition and further exploration leases with demonstrated potential to hold substantial additional bauxite deposits. Exploration activity subsequent to the Reynolds acquisition has focussed on exploration leases acquired since 2000. Since the acquisition Alcoa have invested approximately $16 million on developing these leases.

The Juruti deposit is being considered for development to supply bauxite to the planned expansion of the Alumar refinery, and for potential supply to other AWAC and third party operations. A final investment decision on this project is expected late in 2005.

Alumina Ltd and Alcoa have confirmed that all new investments in bauxite and alumina refining in Brazil will be conducted through AWAC. This includes all future investments, excluding only the current operations of Alcoa Aluminio SA (Alcoa’s wholly owned subsidiary) at the Alumar refinery and at Pocos de Caldas. AWAC has a 54% interest in any future expansion of Alumar, including the previously announced study currently underway to expand the Alumar refinery by two million metric tons per year (mtpy). A final investment decision on this project is also expected late in 2005.

All other bauxite and alumina activity worldwide undertaken by either Alcoa Inc or Alumina Limited will be through their AWAC joint venture.

For further information:

Bob Davies

Chief Financial Officer

Alumina Limited

Telephone: (03) 8699 2603

Mobile: 0417 336 455

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2005 – 1AWC

Attached is a copy of a statement by Alcoa Inc. announcing the signing of a Memorandum of Understanding (MOU) by Alcoa Inc. and the Government of the Republic of Ghana for development of an integrated aluminium industry in Ghana. The bauxite mining and alumina refining opportunities under the MOU will be pursued through Alcoa World Alumina and Chemicals.

Alcoa World Alumina and Chemicals (AWAC) is a global bauxite and alumina joint venture between Alumina Limited and Alcoa.

Stephen Foster
Company Secretary

27 January 2005	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alcoa and Government of the Republic of Ghana Sign MOU to Create Integrated Aluminum Industry; Valco Smelter Will Re-Start, Expedited Timetable for Alumina Refinery and Bauxite Mine

NEW YORK & ACCRA, Ghana—(BUSINESS WIRE)—Jan. 26, 2005—Alcoa (NYSE:AA) and the Government of the Republic of Ghana today announced they have signed a Memorandum of Understanding (MOU) to develop an integrated aluminum industry in Ghana that would include bauxite mining, alumina refining, aluminum production, and rail transportation infrastructure upgrades. The MOU was signed today in Accra at a ceremony attended by President Kufuor of Ghana and Bernt Reitan, President of Alcoa Global Primary Products.

Upon signing of the MOU, Alcoa will now work with the government to conduct expedited feasibility studies that are expected to be completed in 2006, at which time both parties will negotiate definitive agreements on the mining, refining, smelting, rail upgrades and ownership structure, as well as total investment costs.

“This agreement paves the way for a strong public-private partnership that can help solidify long-term sustainable growth in Ghana,” said President Kufuor. “Development of an integrated aluminum industry can become a springboard for more value-added manufacturing in Ghana, creating better, higher-paying jobs. This project will help keep us on the path of sustainable development, strengthening the economy of Ghana, and securing our industrial base, while protecting our natural resources.”

Alcoa’s Reitan said, “This MOU is an integral part of Alcoa’s strategy to broaden its global presence in the primary business. Ghana has the right mix of natural resources, power, and people to create an integrated and globally competitive aluminum industry. We look forward to working with the Government of Ghana toward that goal.”

The MOU calls for the initial re-start of three of the five existing potlines, representing 120,000 mtpy, at the jointly-owned 200,000 metric ton per year (mtpy) Valco smelter in Tema, Ghana. The Valco smelter, which is currently idled, will be re-started as soon as practical under an interim power rate agreement with the Volta River Authority (“VRA”) with alumina supply arranged by Alcoa. The smelter is currently owned 90 percent by the government and 10 percent by Alcoa. The final integrated industry agreement would make Alcoa the majority owner and operator of the total joint enterprise (mining, refining, and smelting projects) with significant participation by the Government. Alcoa’s participation in the bauxite and alumina operations in Ghana will be through its Alcoa World Alumina and Chemicals global enterprise, which is 60 percent owned by Alcoa and 40 percent owned by Alumina Limited of Australia.

The feasibility review will include a study on the creation of an alumina refinery with an initial design capacity of up to 1.5 million metric tons per year. It is expected that the refinery operations will utilize natural gas at competitive industrial rates from the West Africa Gas Pipeline project that has recently received funding to accelerate its construction. The Government will provide the joint enterprise with exclusive rights to the bauxite resources in Kibi and Nyinahin, which are known as high-quality sources of bauxite. The feasibility study will ensure that there is an adequate supply of bauxite resources for the proposed refinery. In addition, the study will analyze rail transportation upgrades and other necessary infrastructure improvements. The joint enterprise would be developed consistent with Alcoa’s sustainability principles.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2005 – 2AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2004:

•	Public Announcement

•	December 2004 Preliminary Final ASX Report

•	Alumina Report

Stephen Foster
Company Secretary

2 February 2005	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

For release 2 February 2005

Alumina 2004 NPAT Up 36% –

AWAC planning 5m tonne expansion

Highlights:

•	Net profit after tax $322m – up 36%

•	NPAT less specialty chemical sale $307m – up 30%

•	Return on Equity increased to 22.5%

•	Dividend 10 cents per share franked to 7.5 cents

•	AWAC production 4 per cent higher than 2003

•	The 250,000 tonne Suriname expansion completed ahead of schedule and 600,000 tonne Pinjarra upgrade on schedule

•	Opportunity to expand AWAC’s global alumina refining by over 5.0 million tonnes

Alumina Limited today announced a significantly higher profit for the year, driven by higher prices and increased AWAC production of alumina, offset by higher A$ exchange rates and higher input costs.

Alumina Limited’s equity profit after tax, excluding the Specialty Chemical profit, was $307 million, an increase of 30 per cent over the previous year.

Including the Speciality Chemical sale, after tax profit of $322 million was 36 per cent higher. Return on Equity increased to 22.5%, up from 17.9% in 2003.

Directors declared a dividend of 10 cents per share, franked to 7.5 cents per share. The Board’s intention, subject to business conditions, is to maintain dividends to Alumina shareholders at current levels through the period of substantial growth in the next 3 to 4 years.

When determining the level of franking, the Board considered that franking credits received for 2005 could be limited by funding decisions for AWAC’s growth projects. The Board also considered the minimum dividend payout required by the AWAC Agreement. The level of franking of the Company’s future dividends will depend upon the timing of the AWAC growth projects and the funding programme for those expansions. The Company is working with Alcoa on alternatives to release the significant franking credits accumulated in Alcoa of Australia.

Aluminium prices continued to strengthen, with LME prices averaging US78¢ a pound in 2004 (US65¢ in 2003), yielding higher alumina realised prices for AWAC. Partially offsetting the higher prices was a stronger Australian dollar, which averaged US74¢ in 2004 (US65¢ in 2003).

Alumina production was 4 per cent higher than 2003 at 13.6 million tonnes, due to production capacity creep, Point Comfort at full capacity, and increased production from the Jamaican expansion, completed in December 2003. Aluminium production was 385,000 tonnes, in line with 2003.

Alumina Chief Executive Officer, John Marlay, said ‘this is an excellent result in the face of a higher Australian dollar and increasing input costs, particularly energy and raw materials”.

Most market commentators are forecasting continuing aluminium and alumina supply deficits in 2005, which are expected to provide support for aluminium and alumina prices.

AWAC is anticipating further cost pressure in 2005 with significantly higher caustic soda prices and continuing high energy and raw material prices, which are expected to add $15.00 per tonne to alumina production costs. Partly offsetting these costs increases will be a targeted 800,000 tonne increase in alumina production. AWAC has also negotiated better contract prices, equivalent to 2% of LME metal prices, for about one third of long term supply agreements with third party customers. The overall average better third party price will also improve the price AWAC receives for alumina purchased by Alcoa Inc.

AWAC is planning a number of attractive growth projects which could potentially expand production capacity by over 5 million tonnes. Three of these projects are brownfield expansions of existing low cost refineries:

•	Jamaica – a 1.5 million tonne expansion with AWAC paying 85% of the expansion costs and lifting its interest in the refinery from 50% to 70%. A decision on this expansion is likely in the first half of 2005.

•	Brazil – a 2.0 million tonne expansion of the Alumar refinery at Sao Luis, with AWAC holding a 54% share. A decision on this project is expected late 2005.

•	Western Australia – an expansion of more than 2.0 million tonnes at the 100% owned Wagerup refinery. A comprehensive Environment Review Management Plan (ERMP) is currently due for completion in the third quarter of 2005.

AWAC has also signed an MOU with Alcan to develop a 1.5 million tonne greenfield refinery project in Guinea, with AWAC holding a 45 per cent interest. AWAC and Alcoa have a long standing involvement in Guinea which places them in a uniquely favourable position to develop such a project.

The 250,000 tonne expansion at the Paranam refinery in Suriname, was completed in January 2005, six months ahead of schedule. The 600,000 tonne efficiency upgrade at the Pinjarra refinery in Western Australia is on target for completion in late 2005.

“AWAC has a pipeline of organic growth projects which can deliver solid growth at a relatively low capital cost.”

“We have the financial strength to fund this growth, maintain conservative financial ratios and maintain the level of dividends to our shareholders. AWAC is ungeared with a net cash balance of U$129 million. Alumina Limited has a sound balance sheet, an A- rating from S&P, and net debt is A$280 million as at 31 December 2004”, Mr Marlay said.

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

	2003	2004

Profit after tax ($m)	236.9	322.1

Dividends declared (cents/share)	20	20

Further information:

Media, Analyst and Shareholder Contact:

Bob Davies

Chief Financial Officer

Phone: (03) 8699 2603

Mobile: 0417 336 455

December 2004 Preliminary Final ASX Report -

Alumina Limited - ABN 85 004 820 419

Financial Year Ended 31 December 2004 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Revenues from ordinary activities	Up	Not applicable	119.0
Profit from ordinary activities after tax attributable to members	Up	36%	322.1
Profit from extraordinary items after tax attributable to members		—	—
NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	Up	36%	322.1

Dividends

	Current Period Year ended 31 December 2004		Previous Corresponding Period Year ended 31 December 2003
Final dividend per share	10	¢	10	¢
Franked amount per share	7.5	¢	10	¢
Record date for determining entitlements to the dividend is 11 February 2005.

This year end report is to be read in conjunction with the most recent annual financial report.

December 2004 Preliminary Final ASX Report -

Condensed consolidated statement of financial performance

	Total $A million
	Year ended 31 Dec 2004	Year ended 31 Dec 2003
Proceeds from sale of investments in Specialty Chemical assets directly held by Alumina and its subsidiaries (refer Significant Items- Note 3)	109.0	—
Interest revenue	8.9	2.4
Foreign exchange gain realised	1.1	—
Guarantee income	—	2.4

Revenue from ordinary activities	119.0	4.8
Share of net profit of associates accounted for using the equity method [1]	286.9	244.1
[1] Twelve months to 31 December 2004 includes a loss of $28.0m on sale of Specialty Chemical assets held directly by AWAC entities (refer Significant Items- Note 3).

Cost of investments sold in Specialty Chemical assets directly held by Alumina and its subsidiaries (refer Significant Items- Note 3)	(62.2)	—
General and administrative expenses	(8.4)	(12.6)
Borrowing costs	(8.1)	(8.7)

Profit from ordinary activities before tax	327.2	227.6
Income tax (expense)/credit on ordinary activities	(5.1)	9.3

Profit from ordinary activities after tax	322.1	236.9
Profit from extraordinary items after tax	—	—

Net profit	322.1	236.9
Net loss attributable to outside equity interests	—	—

Net profit for the period attributable to members of Alumina Limited	322.1	236.9

Non-owner transaction changes in equity
Net exchange differences recognised in equity	2.2	28.4
Equity share movements in reserves of associates	—	—

Total transactions and adjustments recognised directly in equity	2.2	28.4

Total changes in equity other than from those resulting from transactions with owners as owners	324.3	265.3

Earnings per share (EPS)

	Year ended 31 December 2004		Year ended 31 December 2003
Basic EPS	27.7	¢	20.9	¢
Diluted EPS	27.7	¢	20.9	¢

December 2004 Preliminary Final ASX Report -

Condensed consolidated statement of financial position

	31 December 2004 $A million	31 December 2003 $A million
Current Assets
Cash	117.9	165.3
Receivables – other	0.8	4.0
Deferred tax assets	—	4.1
Other	0.6	0.3

Total current assets	119.3	173.7

Non-current Assets
Investments in associates	1,721.7	1,625.0
Other property, plant and equipment (net)	0.3	0.4

Total non-current assets	1,722.0	1,625.4

Total assets	1,841.3	1,799.1

Current Liabilities
Payables	2.4	3.2
Interest bearing liabilities	397.9	467.0
Current tax liabilities	—	2.5
Provisions (excluding current tax liabilities)	0.1	0.1
Other	10.7	2.3

Total current liabilities	411.1	475.1

Non-current Liabilities
Provisions (excluding deferred tax liabilities)	0.2	0.2

Total non-current liabilities	0.2	0.2

Total liabilities	411.3	475.3

Net assets	1,430.0	1,323.8

Equity
Contributed equity	404.1	384.8
Reserves:
- Group	133.2	131.0
Retained profits:
- Group	358.5	400.3
- Associates	534.2	407.7

Total equity	1,430.0	1,323.8

There is no preference share capital.

December 2004 Preliminary Final ASX Report -

Condensed consolidated statement of cash flows

	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(13.5)	(7.9)
GST refund received	0.3	0.6
Proceeds from guarantees	—	2.4
Dividends received from associates	160.4	284.2
Interest received	8.6	2.2
Borrowing costs paid	(7.8)	(8.3)
Income taxes refunds/(payments)	0.5	(4.7)

Net operating cash flows	148.5	268.5

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	—	(0.3)
Payments for investment in associates	(41.1)	—
Proceeds from sale of Specialty Chemical assets directly held by Alumina and its subsidiaries	109.0	—
Proceeds from share premium reduction in associate	2.0	—
Other	3.5	—

Net investing cash flows	73.4	(0.3)

Cash Flows Related to Financing Activities
Proceeds from issues of shares	19.3	56.2
Proceeds from borrowings	10.1	79.2
Repayment of borrowings	(64.7)	—
Dividends paid	(233.1)	(259.6)

Net financing cash flows	(268.4)	(124.2)

Net (Decrease)/Increase in Cash Held	(46.5)	144.0
Cash at beginning of period	165.3	23.2
Exchange rate adjustments	(0.9)	(1.9)

Cash at end of period	117.9	165.3

Reconciliation of Cash

	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	17.7	41.7
Money market deposits (with maturity on investment three months or less)	100.2	123.6

Cash assets	117.9	165.3
Bank overdraft	—	—

Total cash at end of period	117.9	165.3

December 2004 Preliminary Final ASX Report -

Notes to the condensed financial statements

1. Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Information relating to Alumina’s International Financial Reporting Standards project is provided below.

International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity’s financial statements for the half-year ending 30 June 2005 and the year ending 31 December 2005.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 January 2004.

Assessment and Planning Phase

Alumina’s AIFRS project is focused on three key areas:

1.	Equity accounting for its 40% ownership of Alcoa of Australia. Alcoa of Australia will transition to AIFRS at the same time as Alumina Limited.

2.	Equity accounting for its 40% ownership of the remaining AWAC entities, excluding Alcoa of Australia. Financial information supplied to Alumina from AWAC is currently prepared using US Generally Accepted Accounting Principles (USGAAP), with adjustments provided for the GAAP differences to allow Alumina to produce Australian GAAP reports.

3.	Consolidated accounting for Alumina and its controlled entities.

Alumina’s project is being managed by the Chief Financial Officer. The project to date has involved reviewing AIFRS for their impact on Alumina and monitoring Alcoa of Australia’s progress via Alumina’s Directorships on the Alcoa of Australia Board and interaction between the appropriate staff in Alcoa of Australia and Alumina Limited. In addition, Alumina is monitoring the IFRS project of the remaining AWAC entities through regular review of their progress and analysis papers prepared.

The progress of Alumina’s own project is necessarily reliant on AWAC’s project, as the majority of key impacts for Alumina will arise from its equity accounting of AWAC. Alcoa of Australia will transition to AIFRS concurrently with Alumina and will provide details of the changes from current Australian Accounting Standards to AIFRS as well as the key differences between AIFRS and USGAAP. Alcoa of Australia’s AIFRS project is well advanced, and the information obtained from the project is currently being used to identify and quantify other AWAC entities’ key GAAP differences.

Based on a review of AIFRS, a number of key differences in accounting policies are expected to arise from adopting the new standards. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity. The impact of the standards is in the process of being quantified but this process has not yet been completed.

To date we have identified the following key differences in accounting policies that are expected to arise from adopting AIFRS

December 2004 Preliminary Final ASX Report -

Income Tax AASB 112

•      Under AASB 112 Income Taxes, deferred tax balances are determined using the “balance sheet method” replacing the “income statement method” currently used. The new method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. Under the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting result and/or taxable income/ (loss).

•      Alumina and AWAC have commenced individual projects to quantify the likely impacts. This process has yet to be completed.

Intangible Assets – Goodwill AASB 3

•      Under AASB 3 Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by impairment testing which will be performed at least annually.

•      This will result in a change to the current accounting policy. Previously goodwill was amortised on a straight line basis over 20 years. Goodwill amortised in the year was $16.2 million.

Asset Impairment AASB 136

•      AIFRS requires asset impairment testing based on a different method for aggregation of assets than the current standard AASB 1010. This could potentially lead to different impairment test outcomes. Under AIFRS aggregation is based on “cash generating units” which is deemed to be the smallest identifiable group of assets that generates independent cash inflows. The current standard uses “class of non-current assets”, which aggregates non-current assets with a similar nature or function.

•      AIFRS also requires calculation of the present value of the future cash flows associated with the assets to determine recoverable amount.

•      The potential impact is increased volatility of earnings through the statement of financial performance if the impairment test is not met.

Employee Benefits AASB 119

•      Under current Australian Standards, Alumina does not account for any excess or shortfall of the Superannuation Fund assets over accrued membership benefits. AWAC has defined benefit pension/superannuation plans.

•      On adoption of AASB 119, Alumina will make a retrospective adjustment to opening balances (1 January 2004) for the net position of each plan. The adjustment will impact the statement of financial position line item “Investment in Associates” with a corresponding adjustment to opening retained earnings. After the transition adjustment, further movements in the net position of the scheme will be recognised in the statement of financial performance; however recent revisions to AASB 119 may result in actuarial gains and losses being taken to retained earnings, with no adjustment to reported profit.

December 2004 Preliminary Final ASX Report -

Rehabilitation and Closedown costs AASB 137

•      Under AASB 137 “Provisions, Contingent Liabilities and Contingent Assets”, full provision for rehabilitation and closedown costs are required to be disclosed for the cost of treating current disturbance. It is not anticipated that the new standard will have any material impact on the disclosures in Alumina’s financial statements, as it is consistent with Alumina’s current accounting policy.

•      AWAC has assessed and documented, in detail, its obligations and provisions.

•      No significant impact is anticipated from this standard

Functional Currency AASB 121

•      Under AASB 121, “The Effects of Changes in Foreign Exchange Rates” an entity must determine its functional currency for measurement of all amounts within financial statements and also choose the currency in which it will present its financial statements.

•      The standard also states that functional currency should reflect the underlying transactions, events and conditions that are relevant to the entity.

•      Alumina, through its investment in AWAC and its financing activities, has significant exposure to exchange fluctuations. As such, management has undertaken a comprehensive review of the functional and presentation currency options available under AASB 121.

•      In the event that Alumina’s functional and presentation currency is changed, it will apply the translation procedures applicable to the new functional and presentation currency, prospectively from the date of the change.

•      The impact of these changes, should a change in functional currency and presentation currency be deemed appropriate, is yet to be quantified.

Financial Instruments AASB 132 AASB 139

•      Under AASB 132 Financial Instruments: Disclosure and Presentation, the current classification of financial instruments issued by the entity is not anticipated to change.

•      Alumina has a hedging relationship between its US dollar denominated investments in AWAC and its US dollar denominated debt. Alumina has adopted hedge accounting principles as governed by AASB 139. All relevant hedging documentation has been put in place.

•      AIFRS recognises fair value hedge accounting when effectiveness tests are met. Ineffective portions will be recorded in the period incurred through the statement of financial performance.

•      AWAC commenced a detailed review under the standard, including an analysis of the structure of key contracts and the valuation of embedded derivatives. Initial tests indicate the presence of embedded derivatives; however the impacts have not been quantified.

•      There will be an initial impact on retained earnings and subsequently a potential increase in volatility of reported results if effectiveness tests are not met.

December 2004 Preliminary Final ASX Report -

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AIFRS as not all standards have been analysed as yet, and decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRS on the consolidated entity’s financial position and reported results

Implementation Phase

The implementation phase will involve both implementation of the required changes to accounting and business procedures and processes, and training of operational staff to be able to enact them. Alumina set up a project team to commence detailed work with the Alcoa of Australia project team from August 2004, to understand and obtain the key variances between AIFRS to US GAAP, and to work with Alcoa USA to obtain adjustments from US GAAP to AIFRS for the remainder of AWAC. It is anticipated that the project will be completed by 30 April 2005. Any changes to accounting policies will require Audit Committee approval.

December 2004 Preliminary Final ASX Report -

2. Consolidated retained profits

	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Retained profits at the beginning of the financial period	808.0	729.4
Net profit attributable to members of Alumina Limited	322.1	236.9
Net transfers from reserves	(4.3)	101.3
Dividends and other equity distributions provided for or paid	(233.1)	(259.6)

Retained profits at the end of financial period	892.7	808.0

3. Significant items

The following non-recurring items are included in profit from ordinary activities.

A$ million
Significant items for the year ended 31 December 2004
Sale of Specialty Chemical Assets
Proceeds from sale of investments in Specialty Chemical assets directly held by Alumina and its subsidiaries	109.0
Cost of investments sold in Specialty Chemical assets directly held by Alumina and its subsidiaries [1]	(62.2)
Share of equity loss on sale of Speciality Chemical Assets (held directly by AWAC entities)	(28.0)

Profit on Sale of Specialty Chemical Assets	18.8
Income Tax Expense	(4.0)

Profit on sale after tax	14.8

[1]	Includes goodwill of $22.4 million

December 2004 Preliminary Final ASX Report -

4. Intangible and extraordinary items

Consolidated - Year ended 31 December 2004

	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
Amortisation of goodwill: (equity associates)	16.2	—	—	16.2

Total amortisation of intangibles	16.2	—	—	16.2
Extraordinary items	There were no extraordinary items

Consolidated - Year ended 31 December 2003

	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
Amortisation of goodwill: (equity associates)	17.7	—	—	17.7

Total amortisation of intangibles	17.7	—	—	17.7
Extraordinary items	There were no extraordinary items

5. Income Tax

	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Profit from ordinary activities before tax	327.2	227.6
Add: (surplus)/shortfall of equity share of profits over dividends received	(126.5)	40.1

	200.7	267.7

Prima facie tax expense for the period at the rate of 30%	(60.2)	(80.3)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	160.4	284.2
Non-assessable capital gains [1]	46.8	—
Non-deductible expenses	(7.9)	(10.0)

Net movement	199.3	274.2

Tax effect of the above adjustments at 30%	59.8	82.3
Withholding tax	(1.1)	(1.4)
Attribution income tax on Specialty Chemical asset sale	(4.0)	—
Tax losses from prior years brought to account	0.4	4.6
Over provision of tax in prior years	—	4.1

Consequent reduction in charge for income tax	55.1	89.6

Income tax (expense)/credit for the period	(5.1)	9.3

[1]	Gain on sale of Specialty chemicals assets held by Alumina’s foreign subsidiaries is exempt from Australian capital gains tax.

December 2004 Preliminary Final ASX Report -

6. Earnings per share (EPS)

	Year ended 31 Dec 2004		Year ended 31 Dec 2003
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	27.7	¢	20.9	¢
Diluted EPS	27.7	¢	20.9	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,161,164,129		1,132,189,594
Effect of options	897,367		2,276,335

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,162,061,496		1,134,465,929

7. Net tangible asset backing per security

Net tangible asset backing per ordinary security	$0.99	$0.99

8. Details of entities over which control has been lost or gained

On 30 December 2004, Alumina Limited, through a controlled subsidiary, acquired a 100% interest in Butia Participaçoes S.A., a Brazilian entity indirectly holding a 40% share of the Juruti exploration leases. Butia had no impact on group results during 2004.

There was no loss of control of entities for the year ended 31 December 2004.

9. Dividends

An interim dividend has been declared payable on 31 March 2005

Record date to determine entitlements to the dividend is 11 February 2005

10. Amount per share

Final dividend per share (cents)
Amount per share	10	¢	10	¢
Franked amount per share at 30% tax rate	7.5	¢	10	¢

11. Total dividend on all shares

	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Interim dividend paid on ordinary shares	116.1	112.9
Final dividend to be paid on ordinary shares	116.3	146.7

Total	232.4	259.6

December 2004 Preliminary Final ASX Report -

12 . Details of aggregate share of results of associates

	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax and goodwill amortisation	486.7	383.5
Amortisation of equity goodwill	(16.2)	(17.7)

Profit from ordinary activities before tax	470.5	365.8
Income tax on ordinary activities	(155.6)	(121.7)

Profit from ordinary activities after income tax	314.9	244.1
Loss on Sale of Specialty Chemicals Assets directly held by AWAC subsidiaries (net of tax)	(28.0)	—

Net profit	286.9	244.1
Outside equity interests	—	—

Net profit attributable to members of Alumina Limited	286.9	244.1
Dividends received/receivable by Alumina Limited	(160.4)	(284.2)

Surplus/(Shortfall) of equity share of profits over dividends received	126.5	(40.1)

13. Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Year ended 31 Dec 2004	Year ended 31 Dec 2003	Year ended 31 Dec 2004 $A million	Year ended 31 Dec 2003 $A million
Equity accounted associates and joint venture entities
AWAC (including Alcoa of Australia Ltd)(a)	40%	40%	303.1	261.8
(a)Alcoa of Australia Ltd	40%	40%

Amortisation of goodwill	n/a	n/a	(16.2)	(17.7)

Total			286.9	244.1

Other material interests			Nil	Nil

14. Ratios

	Year ended 31 Dec 2004%	Year ended 31 Dec 2003%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	22.5	17.9

December 2004 Preliminary Final ASX Report -

15. Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted	Issue price per share ($)
Ordinary shares
Fully paid	1,163,111,048	1,163,111,048
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
(i) exercise of options	3,553,900	3,553,900	Various

Unquoted employee options to acquire fully paid ordinary shares

	Number issued	Number Quoted	Exercise Price	Expiry Date
	1,209,300	Nil	$4.04	18 December 2005
	3,296,400	Nil	$5.02	30 November 2006

	4,505,700

Issued during the current period	Nil
Exercised during the current period	1,495,600	Nil	$4.52	20 December 2004
	777,100	Nil	$4.04	18 December 2005
	1,281,200	Nil	$5.02	30 November 2006

	3,553,900

Expired/lapsed during the current period	Nil

16. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominately operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Comments by directors.

17. Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission. Amounts shown in the Comments by Directors and the financial report have been rounded off to the nearest hundred thousand dollars, or as otherwise indicated.

December 2004 Preliminary Final ASX Report -

Comments by Directors

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the year ended 31 December 2004.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate R D J Davies)

Basis of financial report preparation

This report is for the twelve months ended 31 December 2004 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Information relating to Alumina’s International Financial Reporting Standards project is provided on page 5.

Comments are for the year ended 31 December 2004 with comparatives for the year ended 31 December 2003 shown in parentheses. Comparative information is reclassified where appropriate to enhance comparability.

Review of Operations

The financial results for Alumina Limited include the full year results of AWAC and associated corporate activities.

The Group’s net profit attributable to Alumina Limited increased 36% to $322.1 million ($236.9 million). The net profit includes a profit of $14.8 million from the sale by AWAC of its Specialty Chemical business. Excluding this profit, Alumina’s profit was 30% higher than 2003. The higher profit was driven by higher alumina and aluminium prices and higher production offset, to some extent, by a stronger Australian dollar, along with higher energy and raw materials prices.

The profit result includes, for the first time, the additional 0.75 per cent interest in Alcoa of Australia acquired in December 2003.

Return on Equity increased to 22.5% (17.9%).

Directors have declared a dividend of 10 cents per share franked to 7.5 cents (10 cents). The interim and final dividend totalled 20 cents (2003: 20 cents) franked to 17.5 cents.

Outlook

Most market commentators are forecasting continuing aluminium and alumina supply deficits in 2005, which are expected to provide support for aluminium and alumina prices.

AWAC is anticipating further cost pressure in 2005 with significantly higher caustic soda prices and continuing high energy and raw material prices expected to add $15.00 per tonne to alumina

December 2004 Preliminary Final ASX Report -

production costs. Partly offsetting these costs increases will be a targeted 800,000 tonne increase in alumina production. AWAC has also negotiated better contract prices, equivalent to 2% of LME metal prices, for about one third of long term supply agreements with third party customers. The overall average better third party price will also improve the price AWAC receives for alumina purchased by Alcoa Inc.

Based on the average aluminium price and exchange rate for 2004, Alumina’s 2005 NPAT sensitivity to a US1 cent movement in the metal price is A$14.7 million and sensitivity to the exchange rate is A$10.8 million for each 1 cent movement.

Production

AWAC’s alumina production increased by 4% to 13.6 million tonnes (13.1 million tonnes), through production capacity creep, Point Comfort returning to full capacity and increased production from the recent Jamaican expansion. The project to expand production capacity in Suriname by 250,000 tonnes has been completed (AWAC’s share 137,500 tonnes) and a project to upgrade the Pinjarra refinery capacity in Western Australia by 600,000 tonnes is underway.

Costs

AWAC’s total cost of sales increased by 10% to US$2,673.7 million (US$2,422.6 million) due, in part, to higher sales volumes, but also to higher energy and raw materials prices and a weaker US dollar.

Alumina’s corporate costs totalled $8.4 million ($12.6 million). Costs were lower in part due to a focus on cost reduction and process efficiency and $0.8 million reduction in the provision for the WMC Resources Ltd employee Stock Appreciation Plan (based on a lower closing Alumina Limited share price). In addition, the first half of 2003 included costs relating to the start-up of Alumina Limited as a separate group. The Company continues to maintain low staffing levels, with a clear focus on protecting and adding value for Alumina’s shareholders.

Alumina’s goodwill amortisation reduced to $16.2 million ($17.7 million), following the sale of the Specialty Chemicals business, which had $22.4 million of goodwill.

Markets

The year 2004 continued to reflect increased demand for aluminium, particularly in the US and Japan, along with continued growth in domestic aluminium consumption in China. LME aluminium prices were higher, averaging 78 cents a pound (65 cents), increasing earnings by approximately $147 million. LME inventories decreased by 51% during the year to 698,000 tonnes at year end. Alumina supply was tight, with spot prices significantly above historical averages, reaching above US$500 per tonne in March and April before falling to around US$350 per tonne during May and June. In the second half, spot prices recovered to above US$400 per tonne. Substantially all of AWAC’s alumina production is sold under long term contracts at prices unrelated to the spot alumina market.

Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 73.7 cents (65.3 cents). The higher average exchange rate offset the effect of higher US dollar aluminium prices, reducing AWAC earnings by approximately $103 million.

The difference in the spot exchange rate from the beginning to the end of the year, affects the Australian dollar carrying value of US dollar assets held by Alcoa of Australia. During 2004 the

December 2004 Preliminary Final ASX Report -

Australian dollar rose from 75 cents at 31 December 2003 to 78 cents at 31 December 2004, reducing profit by $7 million.

Hedging

Alumina Limited has no currency or commodity derivatives in place. AWAC has no currency or aluminium hedging in place but does maintain limited short term energy price hedging to reduce volatility in relation to commodities such as natural gas, fuel oil and electricity.

Capital Expenditure

Alumina Limited has acquired a 40% interest in the Juruti bauxite deposit in Brazil at a cost of US$40 million. A decision to develop the deposit as a source of supply for the expansion of the Alumar refinery at Sao Luis will be made later in 2005. Juruti is also a potential source of supply for other AWAC and third party refining operations.

AWAC is well positioned to grow production capacity in response to the increased market demand and has announced that studies are underway to increase AWAC’s production capacity by up to 5 million tonnes over the next several years. Capital expenditure will increase significantly.

During 2004, dividends received from AWAC totalled $160.4 million, compared with $284.2 million in the previous year, The reduced dividend is the result of increased capital expenditure for the expansions at Jamalco, Suralco and Pinjarra, and the increase in cash on hand to US$226 million in anticipation of further growth funding in 2005 and beyond.

Dividend

The final dividend declared of 10 cents (10 cents) a share will be paid on 31 March 2005, with 7.5 cents franked at the 30 per cent tax rate. When determining the level of franking, the Board considered the minimum dividend payout required by the AWAC Agreement and the funding needs for AWAC’s significant growth plans. Throughout this period of expansion, the Board’s intention, subject to business conditions, is to maintain dividends similar to 2004. The level of franking of any additional dividends paid by Alumina Limited in 2005 and beyond will be subject to the outcome of funding discussions between the partners for AWAC’s extensive growth projects. The Company is working with Alcoa on alternatives to release the significant franking credits accumulated in Alcoa of Australia.

Debt

After receiving $109.0 million from the sale of AWAC’s Specialty Chemical business, Alumina reduced its USD borrowings by US$48.0 million to US$303.0 million.

Alumina’s debt, net of cash, was $280 million, $22 million lower then the beginning of the year. Receipt of the funds from the Specialty Chemical sale was partially offset by the payment of US$33.4 million (the remaining US$6.6 million was paid on 4 January 2005) for a 40% interest in the Alcoa entities holding the Juruti bauxite deposit. The movement in the exchange rate during the year reduced Alumina’s USD borrowings, when translated to Australian dollars, by $18 million.

Changes to Contingent Liabilities

The only change to contingent liabilities since the 2003 Annual Report has been in relation to the following guarantee:

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On 4 December 2003, WMC Resources announced that it had closed-out its currency hedge book for the period 2005 to 2008, eliminating that portion of

December 2004 Preliminary Final ASX Report -

Alumina’s contingent liability. On 21 December 2004, WMC Resources novated the gold hedging positions to a third party. The guarantee provided by Alumina Limited is no longer applicable.

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

John Marlay
Chief Executive Officer

2 February 2005

ALUMINA

LIMITED

PAGE – 1

ALUMINA

LIMITED

PAGE – 2

Key Points

•	Profit up 36% to $322m.

•	Strong global growth and higher aluminium demand continues to drive a strong alumina market.

•	Suralco 250,000 tonne expansion completed and Pinjarra 600,000 tonne expansion on track for late 2005.

•	Divested specialty chemicals business (Alumina’s profit $14.8 million)

•	Acquired interest in Juruti bauxite deposit and agreed AWAC’s participation in future Brazilian bauxite and alumina developments.

Future

•	Ambitious growth plan to meet strong global market demand.

•	Jamalco, Jamaica - 1.5 million tonne expansion, with AWAC’s interest increased to 70%

•	Sao Luis, Brazil - 2 million tonne expansion, with AWAC’s share 54%

•	Wagerup, Western Australia - third production unit of over 2 million tonnes

•	Republic of Guinea, West Africa - 1.5 million tonne greenfield alumina refinery.

•	Focus on increased revenue, productivity improvement and cost reduction to offset higher caustic, energy, raw materials and freight prices.

•	Maximise free cashflows and support investment for AWAC growth strategy

•	Plan to maintain Alumina’s dividend through growth period.

AWAC’s Alumina Production

Production – million tonnes

•      Production increased to 13.6 million tonnes

•      Manufacturing capacity creep, Point Comfort at capacity and completion of the Jamalco expansion

•      Suriname 250,000 tonne expansion –completed in January 2005

•      Pinjarra 600,000 tonne upgrade – expected completion end 2005

•      Aluminium production in line at 385,000 tonnes

Alumina’s Return on Equity (ROE)

% Annualised

• Increased ROE of 22.5% for 2004

ALUMINA

LIMITED

PAGE – 3

Diagram of AWAC Operations

ALUMINA

LIMITED

PAGE – 4

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2003	1st Half 2004	2nd Half 2004	Full Year 2004
Sales and Operating Revenue	2,424.8	1,131.6	1,304.0	2,435.6
Revenue from Related Parties	895.8	684.6	711.8	1,396.4

Total Revenue	3,320.6	1,816.2	2,015.8	3,832.0

Cost of Goods Sold and Operating Expenses	(2,422.6)	(1,229.0)	(1,444.7)	(2,673.7)
Selling, Administration and Other Expenses	(85.7)	(40.6)	(39.0)	(79.6)
Provision for Depreciation, Depletion and Amortisation	(170.7)	(91.2)	(94.5)	(185.7)
Interest Expense	(2.1)	(1.5)	(0.8)	(2.3)
Other Expense	(14.8)	16.5	17.8	34.3
Loss on Sale of Specialty Chemical Assets	—	(37.9)	(0.9)	(38.8)

Total Expenses	(2,695.9)	(1,383.7)	(1,562.1)	(2,945.8)

Profit before Taxes on Income	624.7	432.5	453.7	886.2
Provision for Taxes on Profit	(194.2)	(154.9)	(142.6)	(297.5)

Profit from Operations	430.5	277.6	311.1	588.7
Less Minority Interests	(0.4)	(0.1)	(0.1)	(0.2)
Cumulative effect of accounting change[1]	15.7	—	—	—

Net Income	445.8	277.5	311.0	588.5

Members’ Equity
Opening Balance at Start of Period	2,085.8	2,533.5	2,533.5	2,533.5
Net Income	445.8	277.6	310.9	588.5
Dividends Paid and Return of Capital to Partners	(481.5)	(194.8)	(165.5)	(360.3)
Other Comprehensive Income/(Loss)	483.4	(190.7)	249.0	58.3

Closing Balance at End of Period	2,533.5	2,425.6	2,927.9	2,820.0

[1]	This amount comprises the impact of the new US GAAP standard “SFAS143 Accounting for Asset Retirement”.

ALUMINA

LIMITED

PAGE – 5

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2003	30 June 2004	31 December 2004
Cash and Cash Equivalents	98.3	82.9	226.5
Receivables from Customer	325.9	428.4	457.4
Inventories	323.1	315.5	365.5
Prepaid Expenses and Other Current Assets	111.9	111.6	121.2

Total Current Assets	859.2	938.4	1,170.6

Property Plant & Equipment	2,559.5	2,248.4	2,509.8
Investments	138.3	146.1	165.8
Other Assets and Deferred Charges	466.1	490.6	526.1

Total Non-Current Assets	3,163.9	2,885.1	3,201.7

Total Assets	4,023.1	3,823.5	4,372.3

Short Term Borrowings	115.4	54.2	84.9
Accounts Payable	352.2	395.5	571.0
Taxes Payable	141.5	162.2	219.0
Other Current Liabilities	123.1	151.6	59.7

Total Current Liabilities	732.2	763.5	934.6

Long Term Debt	7.2	6.0	12.2
Deferred Taxes	256.1	241.3	222.6
Other Long Term Liabilities	486.3	387.2	382.9

Total Non-Current Liabilities	749.6	634.5	617.7

Total Liabilities	1,481.8	1,398.0	1,552.3

Minority Interest	7.8	(0.1)	—
Equity	2,533.5	2,425.6	2,820.0

Total Liabilities & Equity	4,023.1	3,823.5	4,372.3

ALUMINA

LIMITED

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Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2003	1st Half 2004	2nd Half 2004	Full Year 2004
Operating Activities
Net Income	445.8	277.6	310.9	588.5
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	170.7	91.2	94.5	185.7
Other Items*	(30.5)	(139.2)	86.3	(52.9)

Cash from Operating Activities	586.0	229.6	491.7	721.3

Financing Activities
Dividends Paid & Return of Capital to Partners	(481.5)	(194.8)	(111.2)	(306.0)
Change in Debt	51.7	(62.7)	37.2	(25.5)
Other	—	—	(59.4)	(59.4)

Cash Used for Financing Activities	(429.8)	(257.5)	(133.4)	(390.9)

Investing Activities
Capital Expenditure	(170.2)	(116.9)	(215.3)	(332.2)
Sale of Investments	—	122.7	0.7	123.4
Other	2.1	7.0	(7.0)	—

Cash Used for Investing Activities	(168.1)	12.8	(221.6)	(208.8)

Effect of Exchange Rate Changes on Cash	13.8	(0.3)	6.9	6.6

Cash Generated / (Used)	1.9	(15.4)	143.6	128.2

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	96.4	98.3	98.3	98.3
Cash and Cash Equivalents at End of Period	98.3	82.9	241.9	226.5

Net Change in Cash and Cash Equivalents	1.9	(15.4)	143.6	128.2

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

ALUMINA

LIMITED

PAGE – 7

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2003	1st Half 2004	2nd Half 2004	Full Year 2004
USD Profit Before Taxes on Income (US GAAP)	624.7	432.6	453.4	886.0
Add: SFAS143 Accounting for Asset Retirement	24.7	—	—	—
Less: USD AGAAP Adjustments	(11.7)	(44.4)	3.1	(41.3)

Total USD Profit Before Taxes (AUS GAAP)	637.7	388.2	456.5	844.7

Total AUD Profit Before Taxes (AUS GAAP)	976.4	525.0	621.8	1,146.8

Total Alumina Limited Share of AUD Profit Before Taxes	383.5	210.0	248.7	458.7

Less: Write-Off of Goodwill on Acquisition	(17.7)	(8.3)	(7.9)	(16.2)

Alumina Limited Share of Equity Profit Before Tax	365.8	201.7	240.8	442.5

Less: Share of Equity Income Tax Expense	(121.7)	(76.1)	(79.5)	(155.6)

Alumina Limited Share of Equity Profit After Tax	244.1	125.6	161.3	286.9